UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C. 20549
                FORM 12b-25


                SEC FILE NUMBER:    1-12522


         CUSIP NUMBER:          020732 20 2




        NOTIFICATION OF LATE FILING
(Check One):        Form 10-K      Form 20-F         Form 11-K
X   Form 10-Q              Form N-SAR

For Period Ended:      March 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________
___________________________


PART I -- REGISTRANT INFORMATION
Alpha Hospitality Corporation
Full Name of Registrant
Former Name if Applicable
 29-76 Northern Boulevard,  2nd Floor
Address of Principal Executive Office (Street and Number)
Long Island City,  New York  11101
City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

X
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

This is the Company's  first quarterly report to be reviewed by
Friedman, Alpren & Green, the recently appointed outside
auditors  for the Company.   The time available for their review
of the Company's quarterly report was insufficient for them to complete the review by the filing deadline.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Thomas W. Aro   (718) 685-3014

(2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such
report(s) been filed? If answer is no, identify report(s).  X Yes        No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?    X Yes       No

With the sale of a major asset in the first quarter of 2002 and the elimination of the Company's Florida operation, the Company will show a net income of approximately $2,400,000 as opposed to a net loss of $1,346,000 for the same period in 2001.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       ALPHA HOSPITALITY CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized:

Date:    March 16, 2002

By: /s/ Scott A. Kaniewski
           Scott A. Kaniewski
           Executive Vice President of Finance and Development